Exhibit 12

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Income before assessments	$174,831	$225,753	$365,845	$322,592	$366,524
Add: fixed charges (see below)	762,420	979,572	1,295,555	2,826,014	3,927,597
Total earnings	$937,251	$1,205,325	$1,661,400	$3,148,606	$4,294,121

Fixed charges: (1)
Interest expense	$761,741	$978,912	$1,294,877	$2,825,376	$3,926,975
Interest portion of rent expense	679	660	678	638	622
Total fixed charges	$762,420	$979,572	$1,295,555	$2,826,014	$3,927,597

Ratio of earnings to fixed charges (2)	1.23	1.23	1.28	1.11	1.09

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.